As filed with the Securities and Exchange Commission on November 22, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-7

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Maudore Minerals Ltd.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2000 Peel Street, Suite 620, Montreal, Québec, Canada H3A 2W5 (514) 439-0990

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address and telephone number of agent for service in the United States)

Copies to:

Riccardo Leofanti, Esq.	Jennifer Maxwell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Blake, Cassels & Graydon LLP
222 Bay Street, Suite 1750, P.O. Box 258	23 College Hill, 5th Floor
Toronto, Ontario, Canada M5K 1J5	London, EC4R 2RP, England
(416) 777-4700	+44 (0)20 7429 3550

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:  ☐

CALCULATION OF REGISTRATION FEE (1)

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common shares	47,241,522	100%	US$4,500,700	US$579.69

(1)	Calculation of Registration Fee is in accordance with General Instruction II.F of Form F-7.
(2)	Based on the noon buying rate for Canadian dollars published by the Bank of Canada on November 14, 2013 of Cdn$1.00 = US$0.9527.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Maudore Minerals Ltd. at 2000 Peel Street, Suite 620, Montreal, Quebec, Canada H3A 2W5, tel.: (514) 439-0990, and are also available electronically at www.sedar.com.

This document is important and requires you to make a decision prior to •p.m. (Montreal time) on •, 2013. If you are in doubt as to how to deal with the information herein, you should consult your investment dealer, stock broker, bank manager or other professional.

Preliminary Short Form Prospectus

Rights Offering	November 22, 2013

MAUDORE MINERALS LTD.

Cdn$4,724,152

Offering of Rights to Subscribe for Common Shares

at a Price of Cdn$0.10 per Common Share

Maudore Minerals Ltd. (the “Corporation” or “Maudore”) is distributing (the “Offering”) to the holders (the “Shareholders”) of its outstanding common shares (the “Common Shares”) of record at the close of business (Montreal time) on •, 2013 (the “Record Date”) one right (the “Right”) for each Common Share held, which will entitle the Shareholders to subscribe for up to an aggregate of 47,241,522 Common Shares for gross proceeds to the Corporation of Cdn$4,724,152.

The Rights are transferable into and within Canada and are evidenced by certificates in registered form (the “Rights Certificates”). Each Shareholder is entitled to one Right for each Common Share held on the Record Date. For each Right held, the holder thereof is entitled to purchase one Common Share (the “Basic Subscription Privilege”) at a price of Cdn$0.10 per Common Share (the “Subscription Price”) prior to 5:00 p.m. (Montreal time) (the “Expiry Time”) on •, 2013 (the “Expiry Date”). No fractional Common Shares will be issued. RIGHTS NOT EXERCISED BEFORE THE EXPIRY TIME WILL BE VOID AND OF NO VALUE. Holders who exercise in full the Basic Subscription Privilege for all of their Rights are also entitled to subscribe for additional Common Shares (the “Additional Shares”), if available, pursuant to an additional subscription privilege (the “Additional Subscription Privilege”). See “Description of Offered Securities — Additional Subscription Privilege”. Any subscription for Common Shares will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

	Offering Price		Proceeds to the Corporation(1)
Per Common Share	Cdn$	0.10	Cdn$	0.10
Total (2)	Cdn$	4,724,152	Cdn$	4,724,152

Note:

(1)	Before deducting the expenses of the Offering, estimated to be approximately Cdn$417,000.
(2)	Assumes the exercise of all Rights.

The Corporation has applied to list the Rights distributed under this prospectus, the Common Shares issuable upon the exercise of the Rights and the Standby Shares (as defined herein) on the TSX Venture Exchange (the “TSXV”). The approval of such listing is subject to the Corporation fulfilling all of the listing requirements of the TSXV. The currently outstanding Common Shares are listed and posted for trading on the TSXV under the symbol “MAO”. On November 21, 2013, the closing price for the Common Shares on the TSXV was Cdn$0.095 per share.

CST Trust Company (the “Subscription Agent”), at its principal office in the City of Toronto (the “Subscription Office”), is the subscription agent for this Offering. See “Description of Offered Securities — Subscription and Transfer Agent”.

For Common Shares held in registered form, a Rights Certificate evidencing the number of Rights to which a Shareholder is entitled will be mailed with a copy of this prospectus to each registered Shareholder as of the close of business on the Record Date. In order to exercise the Rights represented by the Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in the manner and upon the terms set out in this prospectus. All exercises of Rights are irrevocable once submitted. See “Description of Offered Securities — Rights Certificate — Common Shares Held in Registered Form”.

For Common Shares held through a securities broker or dealer, bank or trust company or other participant (a “CDS Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”), a subscriber may subscribe for Common Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for to such CDS Participant in accordance with the terms of the Offering. Subscriptions for Common Shares made through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. See “Description of Offered Securities — Rights Certificate — Common Shares Held Through CDS”.

Subscribers wishing to subscribe for Additional Shares under the Additional Subscription Privilege must forward their request to the Subscription Agent at the Subscription Office or to their CDS Participant, as applicable, prior to the Expiry Time on the Expiry Date. Payment for Additional Shares, in the same manner as required upon exercise of the Basic Subscription Privilege, must accompany the request when it is delivered to the Subscription Agent or a CDS Participant, as applicable. Any excess funds will be returned by mail by the Subscription Agent or credited to a subscriber’s account with its CDS Participant, as applicable, without interest or deduction.

If a Shareholder does not exercise, or sells or otherwise transfers, its Rights, then such Shareholder’s current percentage ownership in the Corporation will be diluted as a result of the exercise of Rights by other Shareholders.

This prospectus qualifies the distribution of the Rights as well as the Common Shares issuable upon exercise of the Rights and the Standby Shares in each province of Canada. This prospectus also covers the offer and sale of the Common Shares issuable upon exercise of the Rights within the United States under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The provinces of Canada and the United States are collectively referred to in this prospectus as the “Eligible Jurisdictions”. Except under the circumstances described herein, the Rights as well as the Common Shares issuable upon the exercise of the Rights and the Standby Shares are not being distributed or offered to Shareholders in any jurisdiction other than the Eligible Jurisdictions (each, an “Ineligible Jurisdiction”) and, except under the circumstances described herein, Rights may not be exercised by or on behalf of a holder of Rights who appears to be, or who the Corporation has reason to believe is, a resident in an Ineligible Jurisdiction (an “Ineligible Holder”). This prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Common Shares for sale in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities. Except under the circumstances described herein, Rights Certificates will not be sent to Shareholders with addresses of record in any Ineligible Jurisdiction. Ineligible Holders who are not Approved Eligible Holders (as defined herein) will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Description of Offered Securities — Ineligible Holders and Approved Eligible Holder”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective purchasers of securities should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective purchasers of securities should be aware that the acquisition or disposition of the securities described in this prospectus may have tax consequences in Canada, the United States, or elsewhere. Such consequences for purchasers who are resident in, or citizens of, the United States are not described fully herein. Prospective purchasers should consult their own tax advisors with respect to such tax considerations.

The enforcement by purchasers of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Ontario, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the experts named in the registration statement may be residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) nor has the SEC passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

Messrs. Kevin Tomlinson, Chairman of the Board of the Corporation, George Fowlie, Deputy Chairman of the Board of the Corporation, and Greg Struble, President and Chief Executive Officer of the Corporation (collectively, the “Standby Purchasers”) have entered into a standby purchase agreement dated as of November 8, 2013 (the “Standby Purchase Agreement”) under which they have agreed, severally and not jointly and severally, subject to certain terms and conditions, to: (i) exercise their respective Basic Subscription Privileges in full and thereby purchase, by themselves or through their respective affiliates, an aggregate of 1,250,448 Common Shares; and (ii) purchase, by themselves or through their respective affiliates, at the Subscription Price, an aggregate of 1,749,552 Common Shares offered pursuant to the Offering that are not otherwise purchased pursuant to the Offering (the “Standby Shares”), all for investment only and not with a view to resale or distribution. The Standby Purchasers have thereby committed to purchase an aggregate of 3,000,000 Common Shares and Standby Shares, representing total proceeds to the Corporation of Cdn$300,000. This prospectus qualifies the distribution of the Standby Shares in each province of Canada. See “Standby Commitments”.

The Standby Purchasers are not engaged as underwriters in connection with the Offering and no Standby Purchaser has been involved in the preparation of, or performed any review of, this prospectus in the capacity of an underwriter.

There is no managing or soliciting dealer for the Offering and the Corporation will pay no fee of any kind for the solicitation of the exercise of Rights. No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

There are risks associated with an investment in Common Shares. See “Risk Factors” for a discussion of factors that should be considered by prospective purchasers of such securities and their advisors in assessing the appropriateness of an investment in the Common Shares.

The Corporation’s registered office is located at Suite 4000, 199 Bay Street, Commerce Court West, Toronto, Ontario, Canada M5L 1A9, and its head office is located at 2000 Peel Street, Suite 620, Montreal, Quebec, Canada H3A 2W5.

Messrs. Kevin Tomlinson, Daniel Harbour, Robert L. Pevenstein and Greg Struble, each of whom is a director of the Corporation, reside outside of Canada and have appointed Maudore as their agent for service of process. Holders of Rights are advised that it may not be possible to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service.

GENERAL MATTERS

In this prospectus, “Maudore” and the “Corporation” refer collectively to the Corporation and its subsidiaries, unless the context otherwise requires. All references in this prospectus to “dollars”, “Cdn$” or “$” are to Canadian dollars unless otherwise noted. The Corporation’s annual financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards and its interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting. The Corporation prepares its financial statements in Canadian dollars.

The Offering is a corporate transaction that will affect the Corporation’s outstanding Common Shares and its outstanding Warrants (as defined herein). The Corporation’s outstanding Warrants contain certain anti-dilution adjustment provisions that are intended to ensure that a holder of Warrants is entitled to acquire equivalent share capital after the occurrence of a relevant corporate transaction, such as the Offering. The effect of the Offering on the Warrants is that, upon exercise of a Warrant, the holder thereof will be entitled to acquire an additional Common Share at a supplemental price of Cdn$0.10 per Common Share. Unless otherwise specified, information provided in this prospectus with respect to the capitalization of the Corporation is given without giving effect to any such anti-dilution adjustment provisions.

Investors should rely only on the information contained in this prospectus. The Corporation has not authorized anyone to provide investors with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any issuance of the Rights or Common Shares.

CAUTIONARY STATEMENT WITH REGARD TO FORWARD-LOOKING STATEMENTS

Certain statements and information in this prospectus are not based on historical facts and constitute forward-looking statements or forward looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”), including but not limited to, statements and information about future events or expectations of Maudore’s future performance, intentions and plans that are not historical fact.

All statements that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “intend”, “anticipate”, “believe”, “expect”, “estimate”, “plan” and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements about the future performance and achievements of the Corporation, business and financing plans, business trends and future operating revenues. These statements are inherently uncertain and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, risks related to commodity price fluctuations, currency fluctuations, uncertainty related to estimated mineral reserves or mineral resources, the Corporation’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise, the implementation of the Consensual Restructuring (as defined herein), including the Cyrus Term Sheet (as defined herein), market events and general economic conditions, uncertainty related to the Corporation’s ability to meet production level and observe operating costs estimates relating to the Sleeping Giant property, mining and development activities, governmental regulation and permits, including environmental regulation, uncertainty related to title to the Corporation’s mineral properties, uncertainty related to the Corporation’s history of losses, uncertainty as to the outcome of potential litigation, the Corporation’s majority shareholders, increased competition in the mining industry, uncertainty as to the Corporation’s ability to acquire additional commercially mineable mineral rights, conflicts of interests of some of the directors of the Corporation, increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases, the third parties on which the Corporation depends for its exploration and development activities, failure to obtain any required approvals of the TSXV or from shareholders, failure to complete any of the transactions described herein, and the other risks described in the Corporation’s continuous disclosure documents.

The Corporation believes that the expectations reflected in its forward-looking statements are reasonable, but no assurance can be given that any of the events or results anticipated by such forward looking statements will occur or, if they do occur, as to what benefit they will have on the Corporation’s operations or financial condition.

For the above reason, investors are cautioned against relying on these forward-looking statements. These statements speak only as of the date of this prospectus. The Corporation has no intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND RESOURCE ESTIMATES

This prospectus has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this prospectus and in the documents incorporated by reference herein have been, and will be, prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained or incorporated by reference in this prospectus and in the documents incorporated by reference herein may not be comparable to similar information disclosed by companies reporting under United States standards. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

EXCHANGE RATE INFORMATION

The following table reflects the high, low and average rates of exchange in Canadian dollars for one United States dollar for the twelve-month periods noted, based on the Bank of Canada noon spot rate of exchange:

12 months ended December 31

	2012		2011
High	Cdn$	1.0418	Cdn$	1.0604
Low	Cdn$	0.9710	Cdn$	0.9449
Average	Cdn$	0.9996	Cdn$	0.9891

On November 21, 2013, the closing exchange rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada, was US$1.00 = Cdn$1.0506 or Cdn$1.00 = US$0.9518. The Canadian dollar/United States dollar exchange rate has varied significantly over the last several years and investors are cautioned that the exchange rates presented here are historical and not indicative of future exchange rates.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained upon request without charge from the Corporate Secretary of the Corporation at 2000 Peel Street, Suite 620, Montreal, Quebec, Canada H3A 2W5, telephone: (514) 439-0990, and are also available electronically under the Corporation’s profile at www.sedar.com.

The following documents of the Corporation, filed with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of this prospectus:

(a)	annual information form dated October 21, 2013 for the year ended December 31, 2012 (the “AIF”);

(b)

audited financial statements as at December 31, 2012 and 2011 and statements of financial position, statements of comprehensive loss, statements of change in equity and statements of cash flows for the years ended December 31, 2012 and 2011, together with the notes thereto and the independent auditor’s report thereon (the “Audited Annual Financial Statements”);

(c)	management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2012 (the “Annual MD&A”);

(d)	unaudited condensed consolidated interim financial statements for the three- and six-month periods ended June 30, 2013, together with the notes thereto (the “Unaudited Interim Financial Statements”);

(e)	management’s discussion and analysis of financial condition and results of operations for the three- and six-month periods ended June 30, 2013 (the “Interim MD&A”);

(f)	management proxy circular dated as of May 27, 2013 relating to the annual meeting of shareholders of the Corporation held on June 26, 2013 (the “Circular”);

(g)	material change report dated March 28, 2013 relating to the completion of the Corporation’s acquisition of NAP Quebec Mines Ltd. (the “NAP MCR”);

(h)	material change report dated April 22, 2013 relating to the completion of the Corporation’s private placement of 17,039,835 Private Placement Units (as defined herein) (the “Private Placement MCR”);

(i)

material change report dated April 29, 2013 relating to the termination of a purchase and sale agreement made between the Corporation and Noront Resources Ltd. (“Noront”) to acquire Noront’s interest in the Windfall Lake Project (the “Noront MCR”);

(j)	business acquisition report dated June 5, 2013 relating to the Corporation’s acquisition of NAP Quebec Mines Ltd. (the “BAR”);

(k)

material change report dated October 25, 2013 relating to the entering into of agreements for the consensual restructuring of debts owed to Cyrus Capital Partners (“Cyrus”), in its capacity as a manager to FBC Holdings S.à r.l. (“FBC”) as well as to certain significant unsecured creditors (the “Consensual Restructuring MCR”); and

(l)

material change report dated November 14, 2013 relating to certain minor modifications to the terms of the consensual restructuring of debts owed to Cyrus, in its capacity as a manager to FBC, and the future resignation of Kevin Tomlinson as a director of the Corporation (the “Revised Restructuring Terms MCR”).

Any documents of the Corporation of the type described in section 11.1 of Form 44-101F1 – Short Form Prospectus filed by the Corporation with any securities regulatory authorities after the date of this prospectus and prior to the termination of the Offering will be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not, except as so modified or superseded, be deemed to constitute a part of this prospectus.

SUMMARY

The following is a summary of the principal features of the Offering and should be read together with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this prospectus. Certain terms used in this summary and in the prospectus are defined elsewhere herein.

Issuer:	Maudore Minerals Ltd.

The Offering:	Rights to subscribe for up to an aggregate of 47,241,522 Common Shares. Each Shareholder at the close of business (Montreal time) on the Record Date will receive one Right for each Common Share held.

Record Date:	•, 2013.

Commencement Date:	•, 2013.

Expiry Date:	•, 2013.

Expiry Time:	5:00 p.m. (Montreal time) on the Expiry Date. Rights not exercised before the Expiry Time will be void and of no value.

Subscription Price:	Cdn$0.10 per Common Share.

Net Proceeds:	Approximately Cdn$4,307,152, after deducting estimated expenses of the Offering of approximately Cdn$417,000, and assuming the exercise in full of the Rights.

Basic Subscription Privilege:

Each Right entitles the holder thereof to subscribe for one Common Share upon payment of the Subscription Price. No fractional Common Shares will be issued. See “Description of Offered Securities — Basic Subscription Privilege”.

Additional Subscription Privilege:

Holders of Rights who exercise in full the Basic Subscription Privilege for all of their Rights are also entitled to subscribe pro rata for additional Common Shares, if any, not otherwise purchased by the other holders of Rights pursuant to the Basic Subscription Privilege. See “Description of Offered Securities — Additional Subscription Privilege”.

Exercise of Rights:

Shareholders whose Common Shares are held in registered form with an address of record in an Eligible Jurisdiction will be mailed a Rights Certificate representing the total number of Rights to which such Shareholder is entitled as at the Record Date together with a copy of this prospectus. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “Description of Offered Securities — How to Complete the Rights Certificate”. Shareholders whose Common Shares are held through a CDS Participant will not receive physical certificates evidencing their ownership of Rights and may subscribe for Common Shares by instructing the CDS Participant holding their Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of the Offering to such CDS Participant.

Shareholders in Ineligible Jurisdictions:

This Offering is made in all of the Eligible Jurisdictions. No subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or such person’s agent, who appears to be, or who the Corporation has reason to believe is, an Ineligible Holder, except that under the circumstances described herein and in certain other circumstances, the Corporation may accept subscriptions from persons in jurisdictions other than an Eligible Jurisdiction if the Corporation determines that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident (each, an “Approved Eligible Holder”). No Rights Certificates will be mailed to persons or such persons’ agent who appear to be or who the Corporation believes to be Ineligible Holders. Ineligible Holders will not be permitted to exercise their Rights. Holders of Common Shares who have not received Rights Certificates but are resident in an Eligible Jurisdiction or who have not been but wish to be recognized as Approved Eligible Holders should contact the Subscription Agent at the earliest possible time. Rights of Ineligible Holders will be held by the Subscription Agent until 5:00 p.m. (Montreal time) on •, 2013 in order to provide such holders an opportunity to claim the Rights Certificates by satisfying the Corporation that the exercise of their Rights will not be in violation of the laws of the applicable jurisdiction. After such time, the Subscription Agent will attempt to sell the Rights of registered Ineligible Holders on such date or dates and at such price or prices as the Subscription Agent will determine in its sole discretion. The Subscription Agent will endeavour to effect sales of such Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights, net of brokerage fees and costs incurred, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such registered Ineligible Holders, net of any amount required to be withheld on account of applicable taxes, at their addresses recorded on the books of the Corporation. Amounts of less than Cdn$10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and the Corporation and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder. See “Description of Offered Securities — Ineligible Holders and Approved Eligible Holders”.

Standby Commitment:

Under the Standby Purchase Agreement, the Standby Purchasers have agreed, severally and not jointly and severally, subject to certain terms and conditions, to (i) exercise their respective Basic Subscription Privileges in full and thereby purchase, by themselves or through their respective affiliates, an aggregate of 1,250,448 Common Shares; and (ii) purchase, by themselves or through their respective affiliates, at the Subscription Price, an aggregate of 1,749,552 Standby Shares, all for investment only and not with a view to resale or distribution. The Standby Purchasers have thereby committed to purchase an aggregate of 3,000,000 Common Shares and Standby Shares, representing total proceeds to the Corporation of Cdn$300,000. See “Standby Commitments”

Use of Proceeds:

The net proceeds from the Offering will be used by the Corporation to repay creditors (Cdn$362,000) and for working capital support and general corporate purposes (Cdn$1,638,000). Any net proceeds exceeding Cdn$2,000,000 will be applied equally toward the repayment of creditors and working capital. See “Use of Proceeds”.

Listing and Trading:

The Corporation has applied to list the Rights, the Common Shares issuable upon the exercise of the Rights and the Standby Shares on the TSXV. The approval of such listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act (“Regulation S”), which will permit the resale of the Rights by persons through the facilities of the TSXV. The Common Shares issuable upon the exercise of the Rights and the Standby Shares will be eligible to be quoted for trading on the OTCQX.

Risk Factors:	An investment in Common Shares is subject to a number of risk factors. See “Risk Factors”.

THE CORPORATION

Maudore was incorporated under the Business Corporations Act (Ontario) on September 20, 1996. The Corporation is primarily engaged in the acquisition, exploration and development of gold mining sites with the objective of becoming an important gold producer in Quebec. The Corporation’s portfolio comprises mining properties located in the Province of Quebec, Canada.

RECENT DEVELOPMENTS

Consensual Restructuring

During the period from October 2012 to present, the market price of gold has been volatile and dropping steadily, as evidenced by the following table.

Monthly Gold Prices since October 2012

Month	Month End Gold Price(1)
2012
October	US$	1,719
November	US$	1,726
December	US$	1,664
2013
January	US$	1,664
February	US$	1,588
March	US$	1,598
April	US$	1,469
May	US$	1,394
June	US$	1,192
July	US$	1,314
August	US$	1,394
September	US$	1,326
October	US$	1,324
November 1 – 21	US$	1,242

(1)	Source: Kitco.

As illustrated below, the value of the Common Shares on the TSXV was highly correlated to the fluctuations in gold prices during that same period.

Gold Price vs. Common Share Price(1)

(1)	The gold prices are presented in US$ and the Common Share prices are presented in Cdn$.

This trend in gold prices created a strain on the Corporation’s cash resources and caused the Corporation to experience difficulties in dealing with its creditors. As a result, on August 15, 2013, Entrepreneur minier Promec Inc. (“Promec”) registered a Notice of Legal Hypothec against the Corporation’s Vezza project and Sleeping Giant property (the “Promec Hypothec”). Promec later filed a petition in bankruptcy against Maudore’s wholly-owned subsidiary Aurbec Mines Inc. (“Aurbec”) on August 27, 2013. While vigorously working to have the petition in bankruptcy dismissed, the Corporation initiated the negotiation of a consensual restructuring (the “Consensual Restructuring”) with its senior lender, Cyrus, in its capacity as a manager to FBC, its four major unsecured creditors and other stakeholders with a view to implementing its ongoing business plan consisting of the recommencement of mining operations at its Sleeping Giant property.

On September 30, 2013, in order to preserve cash while the negotiation of the Consensual Restructuring continued, the Corporation elected to defer the payment of the interest due to FBC pursuant to its Cdn$22,000,000 secured term loan to the Corporation (the “Credit Facility”). On October 2, 2013, the Corporation received a letter from Cyrus regarding defaults under the Credit Facility and putting the Corporation on notice that, while it was still prepared to proceed with the Consensual Restructuring, Cyrus would move to enforce its security if agreements to implement the Consensual Restructuring were not signed by the Corporation’s four major unsecured creditors by October 7, 2013. This deadline was subsequently extended to October 15, 2013, on which date such agreements were entered into by the Corporation.

The Consensual Restructuring addresses approximately Cdn$2,360,000 of trade credit of Maudore, of which Cdn$300,000 is to be repaid by November 30, 2013, with the balance becoming due on October 30, 2014, with provision for additional payments which are tied directly to the success of the Offering such that the Maudore creditors are to receive an amount equal to 25% of the amount by which the net proceeds of the Offering exceed Cdn$2,000,000. The Consensual Agreement also covers approximately Cdn$4,330,000 of trade credit of Aurbec, of which Cdn$562,000 is to be repaid by November 30, 2013, and a further Cdn$562,000 is to be repaid by April 30, 2014, for a total reduction of Cdn$1,124,000. The balance will become due on October 31, 2014, with provision for additional payments which are tied directly to the success of the Offering such that the Aurbec creditors are to receive an amount equal to 25% of the amount by which the net proceeds of the Offering exceed Cdn$2,000,000. Under the Consensual Restructuring, the Aurbec trade creditors will be granted a first ranking charge on Aurbec’s immovable rights and mining claims in respect of the Corporation’s Vezza project to secure any outstanding balances owing (the “Vezza Hypothecs”). In consideration for the Vezza Hypothecs and the payments to be made by Aurbec, Promec has agreed to discharge the Promec Hypothec and to ask the court that its petition in bankruptcy against Aurbec be withdrawn or dismissed.

The implementation of the Consensual Restructuring is subject to the satisfaction of a number of conditions, including the negotiation of final documentation and the receipt of all requisite regulatory approvals.

On October 15, 2013, in the context of the Consensual Restructuring, the Corporation also entered into a non-binding term sheet (the “Cyrus Term Sheet”) with Cyrus, in its capacity as a manager to FBC, which provides for the restructuring of certain debt arrangements of the Corporation, subject to the satisfaction of certain terms and conditions. On November 7, 2013, in order to comply with the requirements of the TSXV, Maudore and Cyrus agreed to certain minor modifications to the Cyrus Term Sheet. The Cyrus Term Sheet may be summarized as follows:

(i)

FBC would make available a new liquidity facility of up to Cdn$6,000,000, bearing interest at 15% per annum, payable quarterly in arrears in cash and having a maturity date of one year following its implementation, provided, however, that the Corporation will be required to immediately repay to FBC up to a maximum of Cdn$2,000,000 of any tax refunds received from the Province of Quebec;

(ii)

Cdn$3,000,000 of the existing Credit Facility would be converted into an equivalent amount of convertible debentures bearing interest at a rate of 5% per annum, having a three year maturity and convertible at FBC’s option into an aggregate of 25,000,000 Common Shares, based on a conversion price of Cdn$0.12 per share;

(iii)

FBC would allow the Corporation to access funds available in the interest escrow account established pursuant to the Credit Facility, with the net proceeds to be applied to pay approximately Cdn$500,000 as a pre-payment premium and to pay or prepay, as the case may be, approximately Cdn$2,800,000 of interest expenses relating to the Credit Facility which is due or coming due up to June 30, 2014;

(iv)

FBC would commit to subscribe for not less than its proportionate share of the Offering, representing aggregate gross proceeds to Maudore of not less than Cdn$725,400 (the “FBC Subscription Commitment”); and

(v)	in consideration of this restructuring, the Corporation would issue 8,888,888 Common Shares to FBC, based on an issuance price of Cdn$0.12 per share.

The transactions contemplated by the Cyrus Term Sheet and by the rest of the Consensual Restructuring are expected to be implemented by the Corporation in various phases, the last of which is expected to be closed contemporaneously with the closing of the Offering.

The implementation of the Consensual Restructuring (including the receipt of the net proceeds from the Offering) together with the Corporation’s current ongoing activities are expected to improve the Corporation’s financial position by providing the Corporation with additional working capital. See “Use of Proceeds”. However, the Corporation anticipates that its financial condition will be reliant upon its ability to add and exploit new and higher grade resources which are currently under evaluation at the Sleeping Giant property, with a view to replacing the lower quality remnant material currently being mined and thereby transitioning to full scale mining. See “—Implementation of the Current and Projected Mining Plans at Sleeping Giant” for a further discussion of the Corporation’s mining plans. There are a number of risks associated with such proposed transition, including the ability of the Corporation to successfully mine the remnant production areas at the estimated grades and productivity levels, the ability of the third party mining company with whom the Corporation has a tolling arrangement to achieve its production rate and thereby supply the Sleeping Giant mill with the toll milling revenues projected, the possibility that the development diamond drilling results provide less new higher grade material than projected by the Corporation and the emergence of other operational difficulties, including difficulties in securing the needed manpower and in encountering unexpected geological, governmental or other third party impacts.

See “Risk Factors” for a further discussion of the risks associated with the implementation of the Consensual Restructuring, including the Cyrus Term Sheet.

Implementation of the Current and Projected Mining Plans at Sleeping Giant

Following the implementation of the Consensual Restructuring, the Corporation anticipates that its financial condition will be reliant upon its ability to add and exploit new and higher grade resources which are currently under evaluation at the Sleeping Giant property. The Corporation’s mining plans include the transitioning to these new higher grade resources to replace the lower quality remnant material currently being mined. The following charts illustrate the approximate locations of these remnant resources as well as some of the new zone potential within the three-dimensional perspective of the mine workings.

Approximate Locations of Remnant and New Zone Locations

3D Perspective of the New Zone Potential

The improvement of the Corporation’s financial position is contingent upon its ability to transition to full scale mining at the levels historically achieved between 1993 and 2008 at the Sleeping Giant property. During that period of time, the Corporation processed 3,127,031 tonnes at an average reserve grade of 10.5 grams per tonne to produce 1,058,924 ounces of gold. The tables below set forth the Corporation’s historical gold production record at the Sleeping Giant property.

Historical Gold Production Record

The diagram below illustrates the initial results from drilling on the 725 level for zones 30, 20 and 8 of the Sleeping Giant property.

While the Corporation is focused on the extensions to the higher grade historically mined zones as well as to new zones with no historical production history, and initial results from drilling have proven that the extensions to the historic high grade zones have significant potential as anticipated, there can be no certainty that these extensions or new zones will meet the same historic grade profiles. The risks associated with the Corporation’s proposed mining transition are more fully described in the AIF under the heading “Description of the Business - Competitive Conditions”.

USE OF PROCEEDS

The maximum net proceeds to be received by the Corporation from the Offering are estimated to be approximately Cdn$4,307,152, after deducting estimated expenses of the Offering of approximately Cdn$417,000. The minimum net proceeds to be received by the Corporation from the Offering, after giving effect to the FBC Subscription Commitment and the Standby Purchase Agreement, are estimated to be Cdn$608,400, after deducting estimated expenses of the Offering of approximately Cdn$417,000. Maudore intends to use the net proceeds of the Offering as follows:

Use of Proceeds	Amount
Initial Cdn$2,000,000 of net proceeds:
Repayment of creditors	Cdn$	362,000
Working capital support and general corporate purposes	Cdn$	1,638,000	(1)

Balance of net proceeds: Any net proceeds exceeding Cdn$2,000,000 will be applied equally toward the repayment of creditors and working capital.

(1)	Cdn$246,400 if only the minimum net proceeds of the Offering are realized.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at December 31, 2012 and as at June 30, 2013, before and after giving effect to the Offering. This table should be read in conjunction with the Corporation’s audited financial statements as at December 31, 2012, the Corporation’s unaudited condensed consolidated interim financial statements as at and for the three- and six-month periods ended June 30, 2013, as well as the Annual MD&A and the Interim MD&A, all of which are incorporated herein by reference.

Unaudited (in Canadian dollars except number of Common Shares outstanding)	As at December 31, 2012	As at June 30, 2013	As at June 30, 2013		As at June 30, 2013
	(Actual)	(Actual)	(As adjusted, giving effect to the minimum Offering)(1) (2)		(As adjusted, giving effect to the maximum Offering)(1) (3)
Cash and cash equivalents	3,126,129	4,683,194	10,841,594	(4)	14,540,346	(4)

Indebtedness
Term loans	3,091,383	—	—		—
Credit facility with FBC Holdings S.à r.l.	—	19,006,723	22,895,000	(5)	22,895,000	(5)
Convertible Debentures	—	—	2,003,000	(6)	2,003,000	(6)

Total Indebtedness	3,091,383	19,006,723	24,898,000		24,898,000

Shareholders’ equity
Capital stock	43,348,994	60,585,641	62,260,708	(4)	65,959,460	(4)
Equity component of the Convertible Debentures	—	—	1,676,000	(6)	1,676,000	(6)
Contributed surplus	5,979,425	6,579,202	6,579,202		6,579,202
Warrants	599,777	1,089,203	1,089,203		1,089,203
Deficit	(12,423,339)	(26,132,422)	(28,270,193)		(28,270,193)

Total shareholders’ equity	37,504,857	42,121,624	43,334,920		47,033,672

Total capitalization	40,596,240	61,128,347	68,232,920		71,931,672
Net capitalization	37,470,111	56,445,153	57,391,326		57,391,326

Total number of Common Shares outstanding	26,941,687	47,241,522	66,384,410		103,371,932

(1)

Pursuant to the Consensual Restructuring, among other matters, (i) FBC will provide the Corporation with a new liquidity facility of up to Cdn$6,000,000, bearing interest at 15% per annum payable quarterly in arrears in cash and maturing one year following its implementation, provided, however, that the Corporation will be required to immediately repay to FBC up to a maximum of Cdn$2,000,000 of any tax refunds received from the Province of Quebec (ii) Cdn$3,000,000 of the existing Credit Facility will be converted into an equivalent amount of convertible debentures, bearing interest at 5% per annum payable quarterly in arrears in cash, having a three year maturity and convertible at FBC’s option into an aggregate of 25,000,000 Common Shares, based on a conversion price of Cdn$0.12 per share, (iii FBC will allow the Corporation to access funds available in the interest escrow account established pursuant to the Credit Facility, with the net proceeds to be applied to pay approximately Cdn$500,000 as a pre-payment premium and to pay or prepay, as the case may be, approximately Cdn$2,800,000 of interest expenses relating to the Credit Facility which is due or coming due up to June 30, 2014, and (iv) the Corporation will issue to FBC an aggregate of 8,888,888 Common Shares at a price of Cdn$0.12 per share, for a total of Cdn$1,066,667. See “Recent Developments”.

(2)	The minimum Rights subscription commitment comprises a Cdn$725,400 commitment from FBC and a Cdn$300,000 commitment from the Standby Purchasers. See “Recent Developments” and “Standby Commitments”.
(3)	The full Rights subscription assumes the exercise of 47,241,522 Rights for aggregate gross proceeds of Cdn$4,724,152.
(4)

Cash and cash equivalent is presented net of (i) issue expenses estimated at Cdn$417,000 on which a deferred tax recovery of Cdn$112,173 was recognized in the deficit on these issue expenses, (ii) pre-payment premium of approximately Cdn$500,000 on the existing credit facility. In addition, approximately Cdn$2,800,000 of the cash and cash equivalent balance is restricted in use to pay or prepay interest expenses relating to the credit facility which is due or coming due up to June 30, 2014.

(5)

After reviewing IAS 39 (an IFRS standard), it is management’s interpretation that the Consensual Restructuring with FBC constitutes a substantial modification of the debt. Therefore (i) the unamortized transaction costs of Cdn$2,993,227 on the existing Cdn$22,000,000 credit facility must be expensed, (ii) the original Cdn$22,000,000 credit facility must be derecognized, (iii) the new credit facility of Cdn$19,000,000 must be recorded at its present value discounted at the effective rate of 20% (corresponding to the effective rate of the existing credit facility) for Cdn$16,895,000, (iv) the transaction costs of Cdn$1,066,667 and the prepayment premium of approximately Cdn$500,000 relating to the Consensual Restructuring must be expensed on the date of the restructuring, (v) a Cdn$1,426,000 gain on debt restructuring is recognized when taking into consideration the fair value of the Convertible Debentures, and (vi) a Cdn$834,000 deferred tax recovery is recognized on the new credit facility and the convertible debenture.

(6)

The Convertible Debentures were recognized at a fair value of Cdn$3,679,000. The Cdn$2,003,000 debt component was evaluated first using an effective rate of 20% (corresponding to the effective rate of the existing credit facility). The Cdn$1,676,000 equity component was determined using the Black-Scholes pricing model based on the following assumptions: risk free interest rate of 1.36%, expected volatility of 87.1%, no expected dividend yield and an expected life of the convertible option of 3 years.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Corporation consists of an unlimited number of Common Shares without par value. On the date of this prospectus, 47,241,522 Common Shares were outstanding. For further details regarding the authorized capital of the Corporation, see the information appearing in the AIF under the heading “Description of Capital Structure” which is incorporated herein by reference.

The Offering is a corporate transaction that will affect the outstanding Common Shares and the outstanding warrants of the Corporation (“Warrants”), each of which Warrant entitles its holder to acquire one Common Share. The Corporation’s outstanding Warrants contain certain anti-dilution adjustment provisions that are intended to ensure that a holder of Warrants is entitled to acquire equivalent share capital after the occurrence of a relevant corporate transaction, such as the Offering. The effect of the Offering on the Warrants is that, upon exercise of a Warrant, the holder thereof will be entitled to acquire an additional Common Share at a supplemental price of Cdn$0.10 per Common Share. Information provided in this prospectus with respect to the capitalization of the Corporation is given without giving effect to any such anti-dilution adjustment provisions.

PRIOR SALES

During the 12-month period prior to the date of this prospectus, the Corporation issued Common Shares or securities that are convertible into, exchangeable for or exercisable to acquire Common Shares, as follows:

Date of Issue	Issuance Type	Number of Securities Issued	Price per Security
December 7, 2012	Stock Options (1)	840,000		n/a
March 22, 2013	Common Shares(2)	1,500,000		n/a
March 22, 2013	Common Shares(3)	1,760,000		n/a
March 22, 2013	Warrants(3)	880,000		n/a
April 12, 2013	Private Placement Units (4)	17,039,835	Cdn$	0.91
April 12, 2013	Compensation Options (5)	127,840		n/a

(1)

The Stock Options were granted to directors, officers and consultants of the Corporation. Each Stock Option entitles its holder to acquire one Common Share at any time until December 7, 2017 at a price of Cdn$2.20.

(2)	The Common Shares were issued to North American Palladium Ltd. as partial consideration for the acquisition of Aurbec and its Sleeping Giant property.
(3)

The Common Shares and Warrants were issued by the Corporation to FBC as consideration for a commitment by FBC provided under a credit facility used by the Corporation to finance its acquisition of Aurbec. Each Warrant entitles FBC to acquire one Common Share at any time until March 22, 2015 at a price of Cdn$1.08.

(4)

Each Private Placement Unit consists of one Common Share and one-half of a Warrant, with each whole Warrant entitling its holder to acquire one Common Share at any time until April 12, 2015 at a price of Cdn$1.13.

(5)

The Compensation Options were issued to brokers in connection with the private placement of the Private Placement Units on April 12, 2013. Each Compensation Option entitles its holder to acquire one Private Placement Unit at any time until April 12, 2015 at a price of Cdn$0.91.

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed for trading on the TSXV under the symbol “MAO”. The following table sets forth the market price ranges and trading volumes of the Common Shares on the TSXV for the periods indicated.

Month	High		Low		Volume
2012
October	Cdn$	3.350	Cdn$	2.670	227,666
November	Cdn$	2.980	Cdn$	2.050	218,933
December	Cdn$	2.250	Cdn$	1.320	1,051,753
2013
January	Cdn$	1.660	Cdn$	1.120	471,912
February	Cdn$	1.390	Cdn$	0.900	412,259
March	Cdn$	1.390	Cdn$	0.900	579,156
April	Cdn$	1.040	Cdn$	0.560	760,537
May	Cdn$	0.840	Cdn$	0.520	855,313
June	Cdn$	0.810	Cdn$	0.380	329,879
July	Cdn$	0.520	Cdn$	0.220	414,369
August	Cdn$	0.510	Cdn$	0.320	628,581
September	Cdn$	0.420	Cdn$	0.170	1,063,963
October	Cdn$	0.195	Cdn$	0.080	1,903,260
November 1 – 21	Cdn$	0.125	Cdn$	0.085	584,592

DESCRIPTION OF OFFERED SECURITIES

Issue of Rights and Record Date

Shareholders of record at the close of business (Montreal time) on the Record Date will receive Rights on the basis of one Right for each Common Share held at that time. The Rights permit the holders thereof (provided that such holders are resident in an Eligible Jurisdiction or are Approved Eligible Holders) to subscribe for and purchase from the Corporation up to an aggregate of 47,241,522 Common Shares, assuming the exercise in full of the Rights issued hereunder. The Rights are transferable in Canada by the holders thereof. The Rights may not be transferred to any person within the United States. Shareholders in the United States who receive Rights may resell them only outside the United States in accordance with Regulation S under the U.S. Securities Act. See “— Sale or Transfer of Rights”.

The Rights will be represented by the Rights Certificates that will be issued in registered form. Shareholders who hold their Common Shares in registered form will be mailed a Rights Certificate evidencing the number of Rights to which they are entitled as at the Record Date together with a copy of this prospectus. See “— Rights Certificate — Common Shares Held in Registered Form”.

Shareholders who hold their Common Shares through a CDS Participant will not receive physical certificates evidencing their ownership of Rights. On the Record Date, a global certificate representing such Rights will be issued in registered form to, and in the name of, CDS or its nominee. See “— Rights Certificate — Common Shares Held Through CDS”.

Subscription Basis

For each Right held, the holder thereof is entitled to subscribe for one Common Shares at the Subscription Price of Cdn$0.10 per Common Share. Any subscription for Common Shares will be irrevocable once submitted.

Fractional Common Shares will not be issued upon the exercise of Rights. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder’s entitlement will be reduced to the next lowest whole number of Common Shares without any compensation being paid to the holder. CDS Participants who hold Rights for more than one beneficial holder may, upon providing evidence satisfactory to the Corporation, exercise Rights on behalf of their accounts on the same basis as if the beneficial owners of the Common Shares were holders of record on the Record Date.

Commencement Date and Expiration Date

The Rights will be eligible for exercise following •, 2013 (the “Commencement Date”). The Rights will expire at the Expiry Time on the Expiry Date. Shareholders who exercise the Rights will thereafter become holders of Common Shares issued through the exercise of the Rights. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRY TIME ON THE EXPIRY DATE WILL BE VOID AND OF NO VALUE.

Basic Subscription Privilege

Each Shareholder at the close of business (Montreal time) on the Record Date is entitled to receive one Right for each Common Share held. For each Right held, the holder (including any Approved Eligible Holder, but excluding any Ineligible Holder) is entitled to acquire one Common Share under the Basic Subscription Privilege at the Subscription Price by subscribing and making payment in the manner described herein prior to the Expiry Time on the Expiry Date. A holder of Rights that subscribes for some, but not all, of the Common Shares available to such holder pursuant to the Basic Subscription Privilege will be deemed to have elected to waive the unexercised balance of the Rights held by such holder and such unexercised balance of Rights will be void and of no value unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder. Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for the Additional Shares, if any, that are not otherwise subscribed for under the Offering by the other holders of Rights, on a pro rata basis, at any time prior to the Expiry Time on the Expiry Date pursuant to the Additional Subscription Privilege. See “— Additional Subscription Privilege”.

For Common Shares held in registered form, in order to exercise the Rights represented by a Rights Certificate, the holder of Rights must complete and deliver to the Subscription Agent the Rights Certificate in accordance with the terms of the Offering, in the manner and upon the terms set out in this prospectus, and pay the aggregate Subscription Price. All exercises of Rights are irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

For Common Shares held through a CDS Participant, a holder may subscribe for Common Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of the Offering to such CDS Participant. Subscriptions for Common Shares made in connection with the Offering through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of the Subscription Agent. In the case of subscription through a CDS Participant, the Subscription Price is payable by certified cheque, bank draft or money order drawn to the order of such CDS Participant, by direct debit from the subscriber’s brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent at the Subscription Office prior to the Expiry Time on the Expiry Date. Accordingly, a subscriber subscribing through a CDS Participant must deliver its payment and instructions sufficiently in advance of the Expiry Date to allow the CDS Participant to properly exercise the Rights on its behalf.

Payment of the Subscription Price will constitute a representation to the Corporation and, if applicable, to the CDS Participant, by the subscriber (including by its agents) that: (a) either the subscriber is not a citizen or resident of an Ineligible Jurisdiction or the subscriber is an Approved Eligible Holder; and (b) the subscriber is not purchasing the Common Shares for resale to any person who is a citizen or resident of an Ineligible Jurisdiction.

Additional Subscription Privilege

Each holder of Rights who has exercised in full the Basic Subscription Privilege for its Rights may subscribe for Additional Shares, if available, at a price equal to the Subscription Price for each Additional Share. The total number of Additional Shares available for subscription under the Additional Subscription Privilege will be the difference, if any, between the total number of Common Shares issuable upon the exercise of all of the outstanding Rights and the total number of Common Shares subscribed and paid for pursuant to the Basic Subscription Privilege at the Expiry Time on the Expiry Date. Subscriptions for Additional Shares will be received subject to allotment only and the number of Additional Shares, if any, that may be allotted to each subscriber will be equal to the lesser of: (a) the number of Additional Shares that such subscriber has subscribed for; and (b) the product (disregarding fractions) obtained by multiplying the number of Additional Shares available to be issued by a fraction, the numerator of which is the number of Rights previously exercised by the subscriber and the denominator of which is the aggregate number of Rights previously exercised under the Offering by all holders of Rights that have subscribed for Additional Shares. If any holder of Rights has subscribed for fewer Additional Shares than such holder’s pro rata allotment of Additional Shares, the excess Additional Shares will be allotted in a similar manner among the holders who were allotted fewer Additional Shares than they subscribed for.

To apply for Additional Shares under the Additional Subscription Privilege, each holder of Rights must forward its request to the Subscription Agent at the Subscription Office or to its CDS Participant, as applicable, prior to the Expiry Time on the Expiry Date. Payment for Additional Shares, in the same manner as required upon exercise of the Basic Subscription Privilege, must accompany the request when it is delivered to the Subscription Agent or CDS Participant, as applicable. Any excess funds will be returned by mail by the Subscription Agent or credited to a subscriber’s account with its CDS Participant, as applicable, without interest or deduction. Payment of such price must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date, failing which the subscriber’s entitlement to such Additional Shares will terminate. Accordingly, a subscriber subscribing through a CDS Participant must deliver its payment and instructions to its CDS Participant sufficiently in advance of the Expiry Time on the Expiry Date to allow the CDS Participant to properly exercise the Additional Subscription Privilege on its behalf.

Subscription and Transfer Agent

The Subscription Agent has been appointed the agent of the Corporation to receive subscriptions and payments from holders of Rights Certificates, to act as registrar and transfer agent for the Common Shares and to perform certain services relating to the exercise and transfer of Rights. The Corporation will pay for the services of the Subscription Agent. Subscriptions and payments under the Offering should be sent to the Subscription Agent at:

By Hand or Courier	By Mail
CST Trust Company 320 Bay Street, Basement Level (B1 Level) Toronto, ON M5H 4A6	CST Trust Company P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4

Enquiries relating to the Offering should be addressed to the Subscription Agent by telephone at 1-800-387-0825.

Rights Certificate — Common Shares Held in Registered Form

Shareholders with an address of record in an Eligible Jurisdiction whose Common Shares are held in registered form will be mailed a Rights Certificate representing the total number of Rights to which such Shareholder is entitled as at the Record Date together with a copy of this prospectus. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “— How to Complete the Rights Certificate”. Rights not exercised by the Expiry Time on the Expiry Date will be void and of no value.

Rights Certificate — Common Shares Held Through CDS

In respect of all Shareholders who hold their Common Shares through a securities broker or dealer, bank or trust company or other CDS Participant with an address of record in an Eligible Jurisdiction in the book-based system administered by CDS, a global certificate representing the total number of Rights to which all such Shareholders as at the Record Date are entitled will be issued in registered form to CDS and will be deposited with CDS on the Commencement Date. The Corporation expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to it from its CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights.

Neither the Corporation nor the Subscription Agent will have any liability for: (a) the records maintained by CDS or CDS Participants relating to the Rights or the book-entry accounts maintained by them; (b) maintaining, supervising or reviewing any records relating to such Rights; or (c) any advice or representations made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or CDS Participants.

The ability of a person having an interest in Rights held through a CDS Participant to pledge such interest or otherwise take action with respect to such interest (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Shareholders who hold their Common Shares through a CDS Participant must arrange purchases, transfers or exercises of Rights through their CDS Participant. It is anticipated by the Corporation that each purchaser of a Common Share or Right will receive a customer confirmation of issuance or purchase, as applicable, from the CDS Participant through which such Right is issued or such Common Share is purchased in accordance with the practices and policies of such CDS Participant.

How to Complete the Rights Certificate

1.

Form 1— Basic Subscription Privilege. The maximum number of Rights that may be exercised pursuant to the Basic Subscription Privilege is shown in the box on the upper right hand corner of the face of the Rights Certificate. Form 1 must be completed and signed to exercise all or some of the Rights represented by the Rights Certificate pursuant to the Basic Subscription Privilege. If Form 1 is completed so as to exercise some but not all of the Rights represented by the Rights Certificate, the holder of the Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder.

2.

Form 2 — Additional Subscription Privilege. Complete and sign Form 2 on the Rights Certificate only if you also wish to participate in the Additional Subscription Privilege. See “— Additional Subscription Privilege”.

3.

Form 3 — Transfer of Rights. Complete and sign Form 3 on the Rights Certificate only if you wish to transfer the Rights. Your signature must be guaranteed by a Schedule I bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program, including STAMP, SEMP and MSP. Members of STAMP are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signatures of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes. If Form 3 is completed, the Subscription Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSXV, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Corporation’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, U.S. holders of Rights will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S.

The transfer of the Rights or the Common Shares issuable on exercise of the Rights to or within the European Economic Area is restricted. See “— Ineligible Holders and Approved Eligible Holders”.

4.

Form 4 — Dividing or Combining. Complete and sign Form 4 on the Rights Certificate only if you wish to divide or combine the Rights Certificate, and surrender it to the Subscription Agent at the Subscription Office. Rights Certificates need not be endorsed if the new Rights Certificate(s) are issued in the same name. The Subscription Agent will then issue the new Rights Certificate(s) in such denominations (totalling the same number of Rights as represented by the Rights Certificate(s) being divided or combined) as are required by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

5.

Payment. Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of “CST Trust Company”. The amount of payment will be Cdn$0.10 per Common Share subscribed. Payment must also be included for any Additional Shares subscribed for under the Additional Subscription Privilege.

6.

Deposit. Deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Subscription Agent so that it is received by the Subscription Office listed above before the Expiry Time on the Expiry Date. Please allow sufficient time to avoid late delivery. The signature of the Rights Certificate holder must correspond in every particular with the name that appears on the face of the Rights Certificate. Any use of the mail to send completed Right Certificates and payment is at the risk of the sender. If mailing, it is recommended that registered mail be used, with a return receipt requested and with proper insurance obtained.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Corporation in its sole discretion, and any determination by the Corporation will be final and binding on the Corporation and its security holders. Upon delivery or mailing of the completed Rights Certificate to the Subscription Agent, the exercise of the Rights and the subscription for Common Shares is irrevocable. The Corporation reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The Corporation also reserves the right to waive any defect in respect of any particular subscription. Neither the Corporation nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice. Any holder of Rights who fails to complete its subscription in accordance with the foregoing instructions prior to the Expiry Time on the Expiry Date will forfeit its rights under the Basic Subscription Privilege and the Additional Subscription Privilege attaching to those Rights.

Undeliverable Rights

Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such holders.

Sale or Transfer of Rights

Holders of Rights in registered form may, instead of exercising their Rights to subscribe for Common Shares, sell or transfer their Rights to any person that is not an Ineligible Holder by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the transferee. See “— How to Complete the Rights Certificate — 3. Form 3 — Transfer of Rights”. A permitted transferee of the Rights of a registered holder of a Rights Certificate may exercise the Rights transferred to such permitted transferee without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Corporation and the Subscription Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither the Corporation nor the Subscription Agent will be affected by any notice to the contrary.

Holders of Rights through CDS Participants who wish to sell or transfer their Rights must do so in the same manner in which they sell or transfer Common Shares. See “— Rights Certificate — Common Shares Held Through CDS”.

The Corporation has filed with the SEC in the United States a Registration Statement on Form F-7 under the U.S. Securities Act (the “Registration Statement”) so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSXV, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to “affiliates” of the Corporation, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, U.S. holders of Rights will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S, which is included as part of Form 3. See “— How to Complete the Rights Certificate”.

The transfer of the Rights or the Common Shares issuable on exercise of the Rights to or within the European Economic Area is restricted. See “— Ineligible Holders and Approved Eligible Holders”.

Dividing or Combining Rights Certificates

A Rights Certificate may be divided, exchanged or combined. See “- How to Complete the Rights Certificate — 4. Form 4 — Dividing or Combining”.

Reservation of Shares

The Corporation will, at all times, reserve sufficient unissued Common Shares as will permit the exchange of all the outstanding Rights for Common Shares during the period beginning on the Commencement Date and ending at the Expiry Time on the Expiry Date.

Dilution to Existing Shareholders

If a Shareholder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Shareholder’s current percentage ownership in the Corporation will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders, as well as the purchase of Standby Shares by the Standby Purchasers. Shareholders should be aware that the Standby Purchasers have agreed to exercise their Rights under the Basic Subscription Privilege in full pursuant to the Standby Purchase Agreement and to purchase the Standby Shares. See “Standby Commitments”.

Ineligible Holders and Approved Eligible Holders

Except as set out below, this Offering is made only in the Eligible Jurisdictions. Accordingly, neither a subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or such person’s agent, who appears to be, or who the Corporation has reason to believe is, an Ineligible Holder, except that the Corporation may accept subscriptions in certain circumstances from an Approved Eligible Holder.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a “Relevant Member State”), no action has been undertaken by the Corporation or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Relevant Member State. As a result, the Rights and the Common Shares issuable on exercise of the Rights may only be offered in a Relevant Member State under the following exemptions under the Prospective Directive, in each case if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Rights and of the Common Shares issuable on exercise of the Rights shall require the Corporation to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This restriction is in addition to any other restrictions set out below.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any Rights and any Common Shares issuable on exercise of the Rights in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Rights and the Common Shares issuable on exercise of the Rights to be offered so as to enable an investor to decide to purchase or subscribe for the Rights or the Common Shares issuable on exercise of the Rights, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are persons falling within Article 43 (members and creditors of certain bodies corporate) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the United Kingdom Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the offer of Rights and of Common Shares issuable on the exercise of the Rights may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are directed only at relevant persons and any investment or investment activity to which this prospectus relates is only available to such relevant persons. Persons of any other description, including those who do not have professional experience in matters relating to investments, should not rely on this prospectus or act upon its contents. Persons distributing this prospectus must satisfy themselves that it is lawful to do so.

This prospectus is not a prospectus for the purposes of FSMA and has not been examined or approved as a prospectus by the United Kingdom Financial Conduct Authority (“FCA”) or by London Stock Exchange plc and has not been filed with the FCA pursuant to the United Kingdom Prospectus Rules nor has it been approved by an authorized person (within the meaning of FSMA) for the purposes of section 21 of FSMA.

Representation

By transferring any Right, or accepting or exercising any Right and/or any Common Share issuable on exercise of any Right, unless otherwise agreed with the Corporation, the holder of a Right is taken to have represented that:

(a)	it is not resident in any Relevant Member State; or

(b)	it is:

(A)	a qualified investor as defined under the Prospective Directive; and

(B)	either (i) acting on its own account; or (ii) acting on the account of a client that is a qualified investor as defined under the Prospective Directive; and

(c)

if in the United Kingdom, it (i) has professional experience in matters relating to investments falling within Article 19(5) of the Financial Promotion Order, (ii) falls within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, or (iii) falls within Article 43 (members and creditors of certain bodies corporate) of the Financial Promotion Order.

In the case of any Right or Common Share issuable on the exercise of any Right being offered to a financial intermediary (as that term is defined in Article 3(2)) of the Prospectus Directive, such financial intermediary will be deemed to have represented, acknowledged and agreed that it is not accepting or exercising any Right or the Common Share issuable on the exercise of any Right on a non-discretionary basis on behalf of, nor is it doing so with a view to their offer or resale to, persons in a Relevant Member State in circumstances which may give rise to an offer to the public of any Common Shares or Rights other than their offer or resale to qualified investors, as so defined, and, if in the United Kingdom, relevant persons or in circumstances where the prior consent of the Corporation has been given to the offer or resale.

Persons who have so represented are Approved Eligible Investors for the purposes of the Offering.

Treatment of Rights

Rights Certificates will not be issued and forwarded by the Corporation to Ineligible Holders who are not Approved Eligible Holders. Ineligible Holders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Corporation. Registered Ineligible Holders will be sent a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. The letter will also set out the conditions required to be met, and procedures that must be followed, by Ineligible Holders wishing to participate in the Offering. Rights Certificates in respect of Rights issued to such Ineligible Holders will be issued to and held by the Subscription Agent as agent for the benefit of such Ineligible Holders. The Subscription Agent will hold the Rights until 5:00 p.m. (Montreal time) on •, 2013 in order to provide Ineligible Holders an opportunity to claim a Rights Certificate by satisfying the Corporation that the issue of Rights and of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Subscription Agent, for the account of registered Ineligible Holders, will, prior to the Expiry Time on the Expiry Date, attempt to sell the Rights of registered Ineligible Holders represented by Rights Certificates in the possession of the Subscription Agent on such date or dates and at such price or prices as the Subscription Agent determines in its sole discretion.

Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, who wish to be recognized as an Approved Eligible Holder and who believe that their Rights Certificates may have been delivered to the Subscription Agent, should contact the Subscription Agent at the earliest opportunity, and in any case in advance of 5:00 p.m. (Montreal time) on •, 2013, to request to have their Rights Certificates mailed to them.

The Rights, the Common Shares issuable on the exercise of the Rights and the Standby Shares have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions. Notwithstanding the foregoing, persons located in such Ineligible Jurisdictions may be able to exercise the Rights and purchase Common Shares provided that they furnish an investor letter satisfactory to the Corporation on or before •, 2013. The form of investor letter will be available from the Corporation or the Subscription Agent upon request. A holder of Rights in an Ineligible Jurisdiction holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the investor letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Corporation that such subscription is lawful and in compliance with all securities and other applicable laws.

No charge will be made for the sale of Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. Registered Ineligible Holders will not be entitled to instruct the Subscription Agent in respect of the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the books of the Corporation. Amounts of less than Cdn$10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and the Corporation and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder. Neither the Corporation nor the Subscription Agent will be subject to any liability for the failure to sell any Rights of registered Ineligible Holders or as a result of the sale of any Rights at a particular price or on a particular day. There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be remitted.

Holders of Rights who are not resident in Canada or the United States should be aware that the acquisition and disposition of Rights or Common Shares may have tax consequences in the jurisdiction where they reside, which are not described herein. Accordingly, such holders should consult their own tax advisors about the specific tax consequences in the jurisdiction where they reside of acquiring, holding and disposing of Rights or Common Shares.

PLAN OF DISTRIBUTION

Each Shareholder at the close of business (Montreal time) on the Record Date will receive one Right for each Common Share held.

The Corporation has applied to list the Rights, the Common Shares issuable on the exercise of the Rights and the Standby Shares on the TSXV. The approval of such listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. The Common Shares issuable upon the exercise of the Rights and the Standby Shares will be eligible to be quoted for trading on the OTCQX.

This prospectus qualifies the distribution under applicable Canadian securities laws of the Rights, the Common Shares issuable upon exercise of the Rights and the Standby Shares in each province of Canada. This prospectus also covers the offer and sale of the Common Shares issuable upon exercise of the Rights within the United States under the U.S. Securities Act and in certain circumstances in the European Economic Area pursuant to an exemption from the Prospectus Directive and in circumstances in which (i) such offer does not constitute an offer to the public and (ii) no obligation arises for the Corporation to produce a prospectus pursuant to the Prospectus Directive. The Corporation has not authorized nor does it authorize the making of any offer of the Rights or of the Common Shares issuable on exercise of the Rights through a financial intermediary. Except under the circumstances described herein, neither the Rights, the Common Shares issuable on the exercise of the Rights nor the Standby Shares are qualified under the securities laws of, or being distributed or offered in, any Ineligible Jurisdiction and Rights may not be exercised by or on behalf of an Ineligible Holder who is not an Approved Eligible Holder. This prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Common Shares in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities save in circumstances permitted in accordance with the laws of any such jurisdiction and as described in this prospectus. Rights Certificates will not be sent to Shareholders with addresses of record in any Ineligible Jurisdiction unless such Shareholders are Approved Eligible Investors. Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Description of Offered Securities — Ineligible Holders and Approved Eligible Holders”.

STANDBY COMMITMENTS

The Corporation has entered into the Standby Purchase Agreement with the Standby Purchasers pursuant to which the Standby Purchasers have agreed, severally and not jointly and severally, subject to certain terms and conditions, to: (i) exercise their respective Basic Subscription Privileges in full and thereby purchase, by themselves or through their respective affiliates, an aggregate of 1,250,448 Common Shares; and (ii) purchase, by themselves or through their respective affiliates, at the Subscription Price, an aggregate of 1,749,552 Standby Shares, all for investment only and not with a view to resale or distribution. The Standby Purchasers have thereby committed to purchase an aggregate of 3,000,000 Common Shares and Standby Shares, representing total proceeds to the Corporation of Cdn$300,000. Each Standby Purchaser has provided usual representations, warranties and covenants under the Standby Purchase Agreement.

The obligation of the Standby Purchasers to complete the closing of the transactions set out in the Standby Purchase Agreement is subject to the satisfaction in full of the following conditions, among others: (i) there shall not be any claims, litigation, investigations or proceedings in progress or, to the knowledge of the Corporation, pending, commenced or threatened, in respect of the Offering that would have a reasonable likelihood of success in the judgement of the Standby Purchasers and that are material to the Corporation; (ii) the Corporation shall have made all necessary filings in connection with the Offering; (iii) the TSXV shall have approved the listing of the Rights, the Standby Shares and the Common Shares issuable upon the exercise of the Rights, subject to the filing of customary documents with the TSXV; (iv) since the date as of which information is given in this prospectus, there shall not have been any material change in the business, affairs, operations, assets, liabilities or capital of the Corporation, other than as disclosed in this prospectus or any amendment to this prospectus; and (vi) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of the Corporation shall have been issued by any securities commission that is continuing in effect, and no proceeding for that purpose shall have been instituted or be pending.

The Standby Purchasers, collectively, together with their affiliates, currently own 1,250,448 Common Shares, representing approximately 2.65% of the outstanding Common Shares.

No Standby Purchaser is engaged as an underwriter in connection with the Offering and no Standby Purchaser has been involved in the preparation of, or performed any review of, this prospectus in the capacity of an underwriter.

INTENTION OF INSIDERS TO EXERCISE RIGHTS

The Corporation, after reasonable inquiry, believes that directors and officers of the Corporation, other than the Standby Purchasers, intend to exercise Rights to purchase approximately 54,500 Common Shares in connection with the Offering, representing total proceeds to the Corporation of approximately Cdn$5,450. The information as to the intention of the Corporation’s officers and directors, other than the Standby Purchasers, is not within the knowledge of the Corporation and has been furnished by the respective individuals.

Based on publicly available information, the following persons beneficially own, or control or direct, directly or indirectly, more than 10% of the outstanding Common Share as at November 21, 2013:

Name	Number of Common Shares	Percentage of Common Shares Outstanding
Cyrus Capital Partners, L.P., in its capacity as a manager to FBC Holdings S.à r.l.	7,254,505	15.36%

Seager Rex Harbour	9,406,762	19.91%

The foregoing does not take into account Common Shares to be issued upon the exercise of Rights, if any, acquired privately by insiders of the Corporation. No assurance can be given by the Corporation that the officers and directors, other than the Standby Purchasers, and significant Shareholders will subscribe for all the Common Shares available under their respective Basic Subscription Privilege.

RISK FACTORS

An investment in the Common Shares is subject to a number of risks. A prospective purchaser of such securities should carefully consider the information and risks faced by the Corporation described in this prospectus and in the documents incorporated by reference including, without limitation, the risk factors set out under the heading “Risks Factors” in the AIF.

Implementation of Consensual Restructuring, including the Cyrus Term Sheet

On September 30, 2013, in order to preserve cash while the negotiation of the Consensual Restructuring continued, the Corporation elected to defer the payment of the interest due to FBC pursuant to the Credit Facility. At this time, while Cyrus is a signatory to the Consensual Restructuring, the Corporation has not received waivers for the defaults under the Credit Facility. As a result, Cyrus is able to enforce its security under the Credit Facility at any time.

The implementation of the Consensual Restructuring is subject to the satisfaction of a number of conditions, including the negotiation of final documentation and the receipt of all requisite regulatory approvals. The failure of these conditions to be satisfied will put into jeopardy the ability of the Corporation to implement the Consensual Restructuring. Should the Corporation be unable to meet the conditions to implement the Consensual Restructuring, Aurbec may be petitioned into bankruptcy. In a liquidation scenario under the Bankruptcy and Insolvency Act

(Canada), a trustee or trustees would be elected or appointed to liquidate Aurbec’s assets. The proceeds of the liquidation would then be distributed to the respective creditors of Aurbec in accordance with the priorities established by the Bankruptcy and Insolvency Act (Canada). Such an outcome would have a material adverse effect on Maudore’s business and financial condition and Maudore may need to seek protection from its creditors or become bankrupt as a consequence. Similarly, the failure of the Corporation to implement the transactions contemplated by the Cyrus Term Sheet, which form part of the Consensual Restructuring, could result in Maudore having insufficient funds to repay its obligations and require Maudore to seek protection from its creditors or become bankrupt as a consequence. The impact on the carrying values of Aurbec’s or Maudore’s assets in these scenarios cannot be determined.

Implementation of the Current and Projected Mining Plans

Following the implementation of the Consensual Restructuring, the Corporation anticipates that its financial condition will be reliant upon its ability to add and exploit new and higher grade resources which are currently under evaluation at the Sleeping Giant property, with a view to replacing the lower quality remnant material currently being mined and thereby transitioning to full scale mining. The risks associated with such proposed transition are described under “Recent Developments”. The uncertainty of the profitability of the Corporation’s future operations raises substantial doubts about the Corporation’s ability to continue as a going concern.

Dilution

If a Shareholder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Shareholder’s current percentage ownership in the Corporation will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders, as well as the purchase of Standby Shares by the Standby Purchaser.

Trading Market for Rights

Although the Corporation expects that the Rights will be listed on the TSXV, the Corporation cannot provide any assurance that an active or any trading market in the Rights will develop or that Rights can be sold on the TSXV at any time.

The Market Price of Securities of the Corporation May Be Subject to Significant Fluctuations Which May be Based on Factors Unrelated to its Financial Performance or Prospects

The trading price of the securities of the Corporation have been and may continue to be subject to significant fluctuations which may be based on factors unrelated to its financial performance or prospects. These factors include macroeconomic developments in North America and globally, the price of gold, and market perceptions of the attractiveness of particular industries.

Future Sales May Affect the Market Price of the Common Shares

In order to finance future operations, the Corporation may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares. The Corporation cannot predict the size of future issuances of shares or debt instruments or other securities convertible into shares or the effect, if any, that future issuances and sales of the Corporation’s securities will have on the market price of the Common Shares.

There May Be Adverse U.S. Federal Income Tax Consequences to U.S. Shareholders if the Corporation is or Becomes a “Passive Foreign Investment Company” (“PFIC”) Under the U.S. Internal Revenue Code.

U.S. Holders (as defined under the heading “Certain U.S. Federal Income Tax Considerations”) should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Corporation is classified as a PFIC for U.S. federal income tax purposes. U.S. Holders should carefully read “Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their own tax advisors regarding the likelihood and consequences of the Corporation being treated as a PFIC for U.S. federal income tax purposes, including the advisability of any elections that may help mitigate the tax consequences to a U.S. Holder if the Corporation is a PFIC.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder of Rights acquired pursuant to the Offering and of Common Shares acquired on the exercise of such Rights that, for the purposes of the Tax Act and at all relevant times, holds such Rights and Common Shares as capital property, is not affiliated with the Corporation, and deals with the Corporation at arm’s length (a “Holder”). A Right or Common Share generally will be capital property to a Holder unless it is held in the course of carrying on a business of trading in or dealing in securities, or it has been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of this Prospectus, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available prior to the date hereof. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law or in CRA’s published administrative policies and assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Rights or Common Shares.

Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada (a “Resident Holder”). Certain Resident Holders that might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Rights are not “Canadian securities” for these purposes; accordingly, the characterization of Rights as capital property is unaffected by a Resident Holder’s making an election pursuant to subsection 39(4) of the Tax Act. Resident Holders should consult their own tax advisors concerning this election.

The following portion of the summary does not apply to a Resident Holder: (i) that is a “financial institution” for purposes of section 142.2 of the Tax Act, (ii) that is a “specified financial institution” as defined for purposes of the Tax Act, (iii) that is a corporation that is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Rights or Common Shares, controlled by a non-resident corporation for the purposes of the rules in section 212.3 of the Tax Act, (iv) to which the “functional currency” reporting rules in section 261 of the Tax Act apply, (v) an interest in which is a “tax shelter investment” for purposes of the Tax Act or (vi) which enters into a “derivative forward agreement”, as such term is defined in proposed amendments released by the Minister of Finance on October 18, 2013 (or amendments to such proposals, provisions as enacted into law or successor provisions thereto) (the “Proposed Amendments”) with respect to the Rights or the Common Shares. Such Holders should consult their own tax advisors.

Acquisition of Rights

No amount will be required to be included in computing the income of a Resident Holder as a consequence of being issued Rights under the Offering. Rights received by a Resident Holder pursuant to this Offering will have a cost of nil. The adjusted cost base of Rights acquired by a Resident Holder otherwise than pursuant to this Offering will be averaged with the adjusted cost base of all other Rights held by that Resident Holder as capital property immediately prior to such acquisition for the purposes of determining the adjusted cost base to that Resident Holder of each Right so held.

Exercise of Rights

The exercise of a Right will not constitute a disposition of property for purposes of the Tax Act and, accordingly, a Resident Holder will not realize a gain or loss on such exercise. The aggregate cost to a Resident Holder of the Common Shares acquired on the exercise of Rights will be equal to the aggregate amount of the Subscription Price paid on exercise and the Resident Holder’s adjusted cost base of the Rights so exercised, if any, immediately before the exercise. The adjusted cost base to a Resident Holder at any time of Common Shares received on an exercise of Rights will be determined by averaging the adjusted cost base of such Common Shares with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at that time.

Disposition of Rights

A Resident Holder that disposes of or is deemed to dispose of a Right (otherwise than by exercise of the Right) generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Right exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base thereof and any reasonable costs of disposition. The tax treatment of any capital gain (or capital loss) realized on the disposition of a Right (otherwise than by the exercise of the Right) is described below under the heading “Treatment of Capital Gains and Capital Losses”.

Expiry of Rights

The expiry or termination of an unexercised Right will result in a capital loss to a Resident Holder equal to the adjusted cost base, if any, of the Right immediately before its expiry or termination. Any such capital loss will be subject to the treatment described below under the heading “Treatment of Capital Gains and Capital Losses”.

Receipt of Dividends on Common Shares

Dividends received or deemed to be received on Common Shares by a Resident Holder that is an individual (other than certain trusts) will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. Taxable dividends received or deemed to be received by such individual which are designated by the Corporation as “eligible dividends” in accordance with the Tax Act will be subject to enhanced gross-up and dividend tax credit rules under the Tax Act. No assurance can be provided that the Corporation will designate dividends as “eligible dividends”.

Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Dividends received or deemed to be received on Common Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and generally will be deductible in computing the taxable income of the corporation. A Resident Holder that is a “private corporation” or a “subject corporation” for purposes of the Tax Act may be liable to pay a refundable tax of 33 and 1/3% on dividends received or deemed to be received to the extent such dividends are deductible in computing such Resident Holder’s taxable income.

Disposition of Common Shares

On a disposition or a deemed disposition of a Common Share (other than to the Corporation, unless purchased by the Corporation on the open market in the manner in which shares are normally purchased by any member of the public on the open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base thereof and any reasonable costs of disposition. The tax treatment of any such capital gain (or capital loss) is described under the heading “Treatment of Capital Gains and Capital Loses”.

Treatment of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income in that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years to the extent and in the circumstances set out in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Common Share (or on a share for which such Common Share has been substituted) to the extent and in the circumstances set out in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares directly or indirectly through a partnership or a trust. Resident Holders to which these rules may be relevant should consult their own tax advisors.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (including as a consequence of an applicable income tax treaty or convention) and does not use or hold, and is not deemed to use or hold, Rights or Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary, may apply to a non-resident insurer carrying on business in Canada and elsewhere. Such holders should consult their own tax advisors.

Acquisition of Rights

The issuance of Rights to a Non-Resident Holder pursuant to the Offering will not be subject to Canadian withholding tax and no other tax will be payable under the Tax Act by a Non-Resident Holder in respect of the receipt of Rights pursuant to the Offering.

Exercise of Rights

The exercise of Rights by a Non-Resident Holder will not constitute a disposition of Rights for purposes of the Tax Act and, consequently, no gain or loss will be realized by the Non-Resident Holder upon the exercise of the Rights.

Expiry of Rights

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of the expiry or termination of an unexercised Right.

Dispositions of the Rights or Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Rights or Common Shares (including a disposition made on behalf of Ineligible Holders) unless the Rights or Common Shares, as the case may be, disposed of constitute “taxable Canadian property” of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

The Rights will only be “taxable Canadian property” of a Non-Resident Holder if the Common Shares to be issued upon the exercise of the Rights would be “taxable Canadian property” of the Non-Resident Holder.

Generally, a Common Share will not be “taxable Canadian property” of a Non-Resident Holder at a particular time provided the Common Share is listed on a “designated stock exchange” (which currently includes Tiers 1 and 2 of the TSXV) unless, at any time during the 60-month period preceding the particular time, (a) the Common Share derived more than 50% of its fair market value directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties (as such terms are defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in (i) to (iii), whether or not the property exists; and (b) the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder or the Non- Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation. Pursuant to Proposed Amendments, the ownership test will include Common Shares held by a partnership in which the Non-Resident Holder or any non-arm’s length person is a member (either directly or indirectly through one or more partnerships).

Notwithstanding the foregoing, in certain circumstances the Rights and Common Shares would constitute taxable Canadian property by virtue of certain deeming rules in the Tax Act. Non-Resident Holders for which the Rights or Common Shares may constitute “taxable Canadian property” should consult their own tax advisors for advice having regard to their particular circumstances.

Receipt of Dividends on Common Shares

Dividends on Common Shares paid or credited, or deemed to be paid or credited, to a Non-Resident Holder will be subject to a non-resident withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the receipt, exercise, expiration and disposition of Rights received pursuant to the Offering and the ownership and disposition of Common Shares acquired on the exercise of such Rights. This summary addresses only holders who hold the Rights and Shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the receipt, exercise, expiration and disposition of Rights received pursuant to the Offering or the ownership and disposition of Common Shares acquired on the exercise of such Rights, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, tax-exempt organizations (including private foundations), banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, holders subject to the alternative minimum tax, partnerships and other pass-through entities and investors in such entities, persons that own or are treated as owning (or owned or are treated as having owned) 5% or more of the Corporation’s voting stock, controlled foreign corporations, passive foreign investment companies, persons that hold a Right or Common Share as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. Holders whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). U.S. Holders should consult their own tax advisors regarding such matters.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the receipt, exercise, expiration and disposition of Rights received pursuant to the Offering or the ownership and disposition of Common Shares acquired on the exercise of such Rights. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

As used in this summary, a “U.S. Holder” is a beneficial owner of Rights or Common Shares, as applicable, that is (i) a citizen or individual resident of the United States as determined for U.S. federal income tax purposes, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has an election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of Rights or Common Shares, and their partners and other owners, should consult their own tax advisors regarding the tax consequences of the receipt, exercise, expiration and disposition of Rights received pursuant to the Offering and to the ownership and disposition of Common Shares acquired on the exercise of such Rights.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Taxation of Rights

Receipt, Exercise, and Expiration of Rights

A U.S. Holder should not recognize any gain or loss for U.S. federal income tax purposes as a result of the receipt, exercise, or expiration of Rights.

If the fair market value of Rights when received by a U.S. Holder is less than 15% of the fair market value of the Common Shares with respect to which such Rights are received, the Rights will have no basis unless the U.S. Holder affirmatively elects to allocate its adjusted tax basis in its Common Shares between its Common Shares and the Rights received in proportion to their relative fair market values (as determined on the date the Rights are received). A U.S. Holder must make this election in its timely filed U.S. federal income tax return for the taxable year in which the Rights are received and once made, the election is irrevocable. If, at the time of receipt, the fair market value of the Rights is 15% or more of the fair market value of the Common Shares with respect to which the Rights are received, a U.S. Holder’s adjusted tax basis in its Common Shares must be allocated between its Common Shares and the Rights received in proportion to their relative fair market values (as determined on the date Rights are received). Any tax basis allocated to Rights under these rules will be allocated back to the Common Shares if the Rights expire unexercised.

A U.S. Holder generally will not realize gain or loss on the exercise of a Right. A U.S. Holder’s tax basis in a Common Share acquired upon the exercise of a Right will be equal to its adjusted tax basis in the Right plus the U.S. dollar value exercise price determined at the spot rate on the date of exercise. The holding period of a Common Share acquired upon the exercise of a Right will begin with and include the date of exercise. If a U.S. Holder receives the Rights pursuant to the Offering and such Rights expire, the U.S. Holder generally will not recognize gain or loss. In addition, the tax bases of the associated Common Shares will be the same as they were prior to the distribution of the Rights.

Sale, Exchange, or Other Disposition of Rights

Subject to the PFIC rules discussed below, a U.S. Holder will recognize capital gain or loss on the sale or other taxable disposition of Rights in an amount equal to the difference between the U.S. Holder’s tax basis in the Rights, if any, and the U.S. dollar value of the amount realized from the sale or other disposition. Any such gain will generally be U.S. source gain for U.S. foreign tax credit purposes. A U.S. Holder’s holding period in the Rights will include its holding period in the Common Shares with respect to which the Rights were distributed. If the U.S. Holder’s holding period for the Rights exceeds one year, any gain or loss will be long-term capital gain or loss. The deductibility of capital losses may be subject to limitations.

The amount realized on a sale or other disposition of a Right for an amount in a currency other than the U.S. dollar (a ‘‘foreign currency’’) will be the U.S. dollar value of this amount on the date of sale or disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date, provided that the Rights are traded on an established securities market). On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference, if any, between the U.S. dollar value of the amount received based on the exchange rate in effect on the date of sale or other disposition and the settlement date. However, in the case of Rights traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time. If an accrual basis U.S. Holder makes the election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

If any Canadian taxes are imposed upon a gain from the sale or other disposition of a Right by a U.S. Holder, foreign tax credits may not be available with respect to such Canadian taxes. U.S. Holders should consult their own tax advisors regarding the potential imposition of any Canadian taxes on any gain and the related U.S. federal income tax consequences.

Taxation of Common Shares

Distributions on Common Shares

In general, subject to the PFIC rules discussed below, the gross amount of any distribution made to a U.S. Holder on Common Shares (including amounts withheld to pay Canadian withholding taxes) will constitute a dividend for U.S federal income tax purposes to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined for United States federal income tax purposes. To the extent the amount of such distribution exceeds the Corporation’s current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s tax basis in such Common Shares and thereafter will be treated as gain from the sale or exchange of such Common Shares. The Corporation does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for United States federal income tax purposes. Each U.S. Holder should consult its own tax advisor regarding the tax treatment of any distribution.

The amount of any dividend paid to a U.S. Holder in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar value amount by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of such dividend by the U.S. Holder (or the plan agent on behalf of the U.S. Holder), regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S dollars on the date of receipt, such U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars so received are not converted into U.S. dollars on the date of receipt, such U.S. Holder generally will have a tax basis in such Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Such tax basis will be used to measure gain or loss from a subsequent conversion or other disposition of the Canadian dollars. Any gain or loss on a subsequent conversion or other taxable disposition of such Canadian dollars generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Subject to the PFIC rules discussed below, distributions on Common Shares to certain non-corporate U.S. Holder that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale, Exchange or other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of the Common Shares equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in its Common Shares. Subject to the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the Common Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax rules could apply to U.S. Holders owning stock of a PFIC. Under proposed U.S. Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Rights), such option, warrant or right is considered to be PFIC stock subject to the rules discussed below. In addition, under the proposed U.S. Treasury Regulations, the holding period for a Common Share acquired on the exercise of a Right will begin on the date a U.S. Holder acquires the Rights. This could impact the availability of any otherwise available election with respect to a Common Share acquired on the exercise of a Right. Thus, a U.S. Holder will have to account for Rights and Common Shares under the PFIC rules and any applicable election differently. Each U.S. Holder should consult its own tax advisor regarding the application of such rules.

If finalized in their current form, these proposed U.S. Treasury regulations would be effective for transactions occurring on or after April 1, 1992. Because the proposed U.S. Treasury regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final U.S. Treasury regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed U.S. Treasury regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of U.S. Treasury regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed U.S. Treasury regulations.

A non-U.S. corporation will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains from the sale of stock and securities and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of a trade or business. Interest, dividends, rents and royalties received from a related person (within the meaning of the PFIC rules) are excluded from passive income to the extent such payments are properly allocable to the active income of such related person. Moreover, for purposes of determining if the non-U.S. corporation is a PFIC, if the non-U.S. corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the non-U.S. corporation from time to time and the nature of the corporation’s activities. Based on current business plans and financial expectations, the Corporation expects to be classified as a PFIC for the 2013 taxable year and may be a PFIC in future tax years. However, the Corporation’s actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

If the Corporation is classified as a PFIC, a U.S. Holder that does not make the election described below would be required to report any gain on the disposition of any Common Shares and, under the proposed U.S. Treasury Regulations, any Rights, as ordinary income, rather than as capital gain, and to compute the tax liability on such gain and any “Excess Distribution” (as defined below) received in respect of the Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Common Shares or Rights, as applicable. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Corporation is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations, and use of the Common Shares or Rights as security for a loan may be treated as a taxable disposition of the Common Shares or Rights, as the case may be. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Corporation is treated as a PFIC with respect to such U.S. Holder and any subsidiary of the Corporation is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the Corporation.

The Corporation does not intend to provide information to enable U.S. Holders to make a “qualified electing fund” election, which otherwise could allow a U.S. Holder to avoid the PFIC rules described above. However, if the Corporation is classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above if the U.S. Holder made a timely and effective election to mark the Common Shares to market (a “Mark-to-Market Election”), provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury regulations. However, a U.S. Holder will not be permitted to make a Mark-to-Market Election with respect to a Subsidiary PFIC.

U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if the Corporation is treated as a PFIC for any year, any applicable information reporting requirements and the availability of any elections that may help mitigate the tax consequences to a U.S. Holder if the Corporation is a PFIC.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in the Rights and Common Shares, subject to exceptions (including an exception for Rights and Common Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with its tax return for each year in which it held an interest in the Rights and Common Shares. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Rights and Common Shares.

ELIGIBILITY FOR INVESTMENT

Based on the provisions of the Tax Act in force on the date hereof and the Proposed Amendments, Common Shares issuable on the exercise of Rights, if issued on the date hereof, would be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (an “RRSP”), registered retirement income fund (an “RRIF”), registered education savings plan, registered disability savings plan, deferred profit sharing plan and tax-free savings account (a “TFSA”) (collectively, “Exempt Plans”) provided that the Common Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes Tiers 1 and 2 of the TSXV). The Rights, if issued on the date hereof, would be qualified investments under the Tax Act for an Exempt Plan provided that, at that time, either (a) the Rights are listed on a “designated stock exchange” or (b) both (i) the Common Shares are listed on a “designated stock exchange” and (ii) the Corporation is not a “connected person” under the Exempt Plan. For this purpose, a “connected person” under an Exempt Plan is defined as a person who is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the Exempt Plan as well as any other person who does not deal at arm’s length with that person.

Notwithstanding the foregoing, if the Rights and Common Shares held by a TFSA, RRSP or RRIF are a “prohibited investment” under the Tax Act, the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Rights and Commons Shares will be a “prohibited investment” if the holder of the TFSA or the annuitant of a RRSP or RRIF, as the case may be: (i) does not deal at arm’s length with the Corporation for purposes of the Tax Act; (ii) has a “significant interest” (within the meaning of the Tax Act) in the Corporation; or (iii) has a “significant interest”(within the meaning of the Tax Act) in a corporation, partnership or trust with which the Corporation does not deal at arm’s length for purposes of the Tax Act. The Minister of Finance released draft legislation on December 21, 2012 (the “December 2012 Proposals”) that proposes to remove the condition outlined in (iii) above. Pursuant to the December 2012 Proposals, the Rights and Common Shares will not be a “prohibited investment” if they are “excluded property”, as defined in the December 2012 Proposals. Holders of Rights and purchasers of Common Shares who intend to hold these investments in a TFSA, RRSP or RRIF should consult their own tax advisors in this regard.

LEGAL MATTERS

Certain legal matters in connection with the Offering and the Rights to be distributed pursuant to this prospectus will be reviewed on behalf of the Corporation, as to matters of Canadian law, by Blake, Cassels & Graydon LLP, and as to matters of U.S. law, by Skadden, Arps, Slate, Meagher & Flom LLP. As of November 21, 2013, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

INTERESTS OF EXPERTS

Raymond Chabot Grant Thornton LLP has advised the Corporation that it is independent in accordance with the Rules of Professional Conduct of the Institute of Professional Chartered Accountants of Quebec.

Each of Rémi Verschelden, Geo., B.Sc. and Vincent Jourdain, Eng., PhD. of the consulting firm InnovExplo Inc., is a “qualified person” as defined in NI 43-101 and each was responsible for preparing his respective part the Sleeping Giant Report (as defined in the AIF incorporated by reference herein).

Each of Christian D’Amours, PGeo. of the consulting firm Géopointcom GPC, and Tyson C. Birkett, PhD. and Valère Larouche, Eng., employees of Aurbec at the time the Vezza Report (as defined in the AIF incorporated by reference herein) was prepared, is a “qualified person” as defined in NI 43-101, and each was responsible for preparing his respective part the Vezza Report.

To the best knowledge of the Corporation, none of the qualified persons referenced above has any interest in any securities of the Corporation or its associates or affiliates, nor do they expect to receive or acquire any such interests, and, as at the date hereof, the aforementioned persons beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR AND SUBSCRIPTION AGENT

Raymond Chabot Grant Thornton LLP is the Corporation’s auditor.

KPMG LLP was the auditor of Aurbec with respect to Aurbec’s audited balance sheet as at December 31, 2012 and statement of operations and comprehensive loss, statement of changes in shareholders’ equity and statement of cash flows for the year ended December 31, 2012, included in the BAR.

CST Trust Company is the Corporation’s registrar and transfer agent at its principal offices in Toronto and is acting as the Subscription Agent for the Offering at its principal offices in Toronto.

PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. Purchasers should refer to applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus forms a part: (a) the Standby Purchase Agreement; (b) the AIF; (c) the Audited Annual Financial Statements; (d) the Annual MD&A; (e) the Unaudited Interim Financial Statements; (f) the Interim MD&A; (g) the Circular; (h) the NAP MCR; (i) the Private Placement MCR; (j) the Noront MCR; (k) the BAR; (l) the Consensual Restructuring MCR; (m) the Revised Restructuring Terms MCR; (n) the consent of Raymond Chabot Grant Thornton LLP; (o) the consent of KPMG LLP; (p) the consent of Rémi Verschelden; (q) the consent of Vincent Jourdain; (r) the consent of Christian D’Amours; (s) the consent of Tyson C. Birkett; (t) the consent of Valère Larouche; and (u) powers of attorney.

CERTIFICATE OF THE CORPORATION

November 22, 2013

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

(Signed) “Gregory Struble” President and Chief Executive Officer	(Signed) “Claudine Bellehumeur” Chief Financial Officer

On behalf of the Board of Directors of the Corporation

(Signed) “Kevin Tomlinson” Director	(Signed) “George Fowlie” Director

C-1

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS

Exhibit Number	Description

1.1	Standby Purchase Agreement dated November 8, 2013 by and among the Registrant and the Standby Purchasers named therein.

2.1	The Registrant’s annual information form for the year ended December 31, 2012, dated October 21, 2013.

2.2	The Registrant’s audited financial statements as at December 31, 2012 and 2011 and statements of financial position, statements of comprehensive loss, statements of change in equity and statements of cash flows for the years ended December 31, 2012 and 2011, together with the notes thereto and the independent auditor’s report thereon.

2.3	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2012.

2.4	The Registrant’s unaudited condensed consolidated interim financial statements for the three- and six-month periods ended June 30, 2013, together with the notes thereto.

2.5	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the three- and six-month periods ended June 30, 2013.

2.6	The Registrant’s management proxy circular dated as of May 27, 2013 relating to the annual meeting of shareholders of the Registrant held on June 26, 2013.

2.7	The Registrant’s material change report dated March 28, 2013 relating to the completion of the Registrant’s acquisition of NAP Quebec Mines Ltd.

2.8	The Registrant’s material change report dated April 22, 2013 relating to the completion of the Registrant’s private placement of 17,039,835 Private Placement Units.

2.9	The Registrant’s material change report dated April 29, 2013 relating to the termination of a purchase and sale agreement made between the Registrant and Noront Resources Ltd. to acquire Noront’s interest in the Windfall Lake Project.

2.10	The Registrant’s business acquisition report dated June 5, 2013 relating to the Registrant’s acquisition of NAP Quebec Mines Ltd.

2.11	The Registrant’s material change report dated October 25, 2013 relating to the entering into of agreements for the consensual restructuring of debts owed to Cyrus Capital Partners, in its capacity as a manager to FBC Holdings S.à.r.l. as well as to certain significant unsecured creditors.

2.12	The Registrant’s material change report dated November 14, 2013 relating to certain minor modifications to the terms of the consensual restructuring of debts owed to Cyrus Capital Partners, in its capacity as a manager to FBC Holdings S.à.r.l., and the future resignation of Kevin Tomlinson as a director of the Registrant.

3.1	Consent of Raymond Chabot Grant Thornton LLP.

3.2	Consent of KPMG LLP.

3.3	Consent of Rémi Verschelden.

3.4	Consent of Vincent Jourdain.

3.5	Consent of Christian D’Amours.

3.6	Consent of Tyson C. Birkett.

3.7	Consent of Valère Larouche.

4.1	Powers of Attorney (included at Part III of this Registration Statement).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Québec, Canada on November 22, 2013.

MAUDORE MINERALS LTD.

By:	/s/ Greg Struble
Greg Struble
President and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Greg Struble and Claudine Bellehumeur, and each of them, either of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned, in any and all such capacities, any and all amendments (including post-effective amendments) to this Registration Statement and registration statements filed pursuant to Rule 429 under the Securities Act of 1933, and all instruments necessary or in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent, each acting alone, full power and authority to do and perform in the name and on behalf of the undersigned each and every act and thing whatsoever necessary or advisable to be done, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on November 22, 2013.

Signature	Title

/s/ Greg Struble	Greg Struble President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Claudine Bellehumeur	Claudine Bellehumeur Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Kevin Tomlinson	Kevin Tomlinson Director and Chairman

/s/ George Fowlie	George Fowlie Director and Deputy Chairman

/s/ Dr. Daniel Harbour	Dr. Daniel Harbour Director

/s/ Keith Harris	Keith Harris Director

/s/ Robert Pevenstein	Robert L. Pevenstein Director

/s/ Raynald Vezina	Raynald Vezina Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that it is the duly authorized United States representative of the Registrant and has duly signed this Registration Statement in the City of Montreal, Québec, Canada on November 22, 2013.

Greg Struble
(Authorized Representative)

By:	/s/ Greg Struble
Name:	Greg Struble
Title:	President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	Standby Purchase Agreement dated November 8, 2013 by and among the Registrant and the Standby Purchasers named therein.

2.1	The Registrant’s annual information form for the year ended December 31, 2012, dated October 21, 2013.

2.2	The Registrant’s audited financial statements as at December 31, 2012 and 2011 and statements of financial position, statements of comprehensive loss, statements of change in equity and statements of cash flows for the years ended December 31, 2012 and 2011, together with the notes thereto and the independent auditor’s report thereon.

2.3	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2012.

2.4	The Registrant’s unaudited condensed consolidated interim financial statements for the three- and six-month periods ended June 30, 2013, together with the notes thereto.

2.5	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the three- and six-month periods ended June 30, 2013.

2.6	The Registrant’s management proxy circular dated as of May 27, 2013 relating to the annual meeting of shareholders of the Registrant held on June 26, 2013.

2.7	The Registrant’s material change report dated March 28, 2013 relating to the completion of the Registrant’s acquisition of NAP Quebec Mines Ltd.

2.8	The Registrant’s material change report dated April 22, 2013 relating to the completion of the Registrant’s private placement of 17,039,835 Private Placement Units.

2.9	The Registrant’s material change report dated April 29, 2013 relating to the termination of a purchase and sale agreement made between the Registrant and Noront Resources Ltd. to acquire Noront’s interest in the Windfall Lake Project.

2.10	The Registrant’s business acquisition report dated June 5, 2013 relating to the Registrant’s acquisition of NAP Quebec Mines Ltd.

2.11	The Registrant’s material change report dated October 25, 2013 relating to the entering into of agreements for the consensual restructuring of debts owed to Cyrus Capital Partners, in its capacity as a manager to FBC Holdings S.à.r.l. as well as to certain significant unsecured creditors.

2.12	The Registrant’s material change report dated November 14, 2013 relating to certain minor modifications to the terms of the consensual restructuring of debts owed to Cyrus Capital Partners, in its capacity as a manager to FBC Holdings S.à.r.l., and the future resignation of Kevin Tomlinson as a director of the Registrant.

3.1	Consent of Raymond Chabot Grant Thornton LLP.

3.2	Consent of KPMG LLP.

3.3	Consent of Rémi Verschelden.

3.4	Consent of Vincent Jourdain.

3.5	Consent of Christian D’Amours.

3.6	Consent of Tyson C. Birkett.

3.7	Consent of Valère Larouche.

4.1	Powers of Attorney (included at Part III of this Registration Statement).